                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                               BUDGET GROUP, INC.
                -------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, par value $0.01
                -------------------------------------------------
                         (Title of Class of Securities)


                                   1190032101
                -------------------------------------------------
                      (CUSIP Number of Class of Securities)


                           Questor Partners Fund, L.P.
                       Questor Side-By-Side Partners, L.P.
                              103 Springer Building
                              3411 Silverside Road
                              Wilmington, DE 19810
                  (Name, Address and Telephone Number of Person
                -------------------------------------------------
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                Robert E. Shields
                           Questor Management Company
                           4000 Town Center, Suite 530
                              Southfield, MI 48705
                                 (248) 213-2200

                                Serge Benchetrit
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                  June 19, 1998
                -------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

                  If the  filing  person has  previously  filed a  statement  on
         Schedule  13G to report the  acquisition  which is the  subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [_]

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                                  SCHEDULE 13D



----------------------------                              ----------------------
CUSIP No.   1190032101                                    Page 2 of 12 Pages
----------------------------                              ----------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Questor Partners Fund, L.P.
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[x]
                                                                          (b)[_]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [_]

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         1,660,749
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             0
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
               --------- -------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         1,660,749
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     1,660,749
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [_]

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



----------------------------                              ----------------------
CUSIP No.   1190032101                                    Page 2 of 12 Pages
----------------------------                              ----------------------



---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Questor Side-By-Side Partners, L.P.
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[x]
                                                                          (b)[_]
---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     OO
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [_]


---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         119,143
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             0
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
               --------- -------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         119,143
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     119,143
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.4%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (the "Budget Common Stock"), of Budget Group, Inc., a Delaware corporation ("Budget"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of Budget is 125 Basin Street, Suite 210, Daytona Beach, Florida, 32114.

Item 2.  Identity and Background.

          (a) This statement is being filed by Questor Partners Fund, L.P., a Delaware limited partnership ("Questor Partners") and Questor Side-by-Side Partners, L.P., a Delaware limited partnership ("Questor SBS", and collectively with Questor Partners, the "Reporting Persons"). The general partner of Questor Partners is Questor General Partner, L.P., a limited partnership organized under the laws of Delaware ("QGP"). The general partner of each of QGP and Questor SBS is Questor Principals, Inc., a Delaware corporation ("QP"). The day-to-day management of Questor Partners and Questor SBS is conducted by Questor Management Company, a Delaware corporation ("QMC") pursuant to the terms of a certain management agreement. The foregoing entities will be collectively referred to hereinafter as the "Questor Entities".

         The sole directors and shareholders of QP and QMC are Jay Alix,  Melvyn
N. Klein, Dan W. Lufkin and Edward L. Scarff. Mr. Alix, who also serves as President and Chief Executive Officer of QP and QMC, is the founder, and for the past five years has been a principal, of Jay Alix & Associates, a nationally-recognized turnaround and crisis management firm based in Southfield, Michigan, with additional offices in New York and Chicago. Mr. Klein is a merchant banker and attorney who currently acts, and for the past five years has acted, as the managing general partner of GKH Investments, L.P., a $550 million equity investment partnership. Mr. Lufkin was a co-founder of Donaldson, Lufkin & Jenrette and is currently, and for the past five years has been, a private investor. Mr. Scarff is a former president of Transamerica Corporation and is currently, and for the past five years has been, a private investor. The executive officers of the Questor Entities are Mr. Alix and Robert E. Shields. Before joining the Questor Entities in late 1994, Mr. Shields was a partner in the Philadelphia-based law firm of Drinker Biddle & Reath LLP, where at various time during his last five years at the firm he served as chief financial officer, a managing partner and head of the firm's business and finance group. As described in Item 4 below, each of Mr. Alix and Mr. Shields is one of the persons that could be elected to the Board of Directors of Budget at Questor Partners' and Questor SBS' request.

         (b) The address of the principal business and principal office of Questor Partners, Questor SBS, QGP and QP is 103 Springer Building, 3411 Silverside Road, Wilmington, Delaware 19810. The principal offices of QMC are located at 4000 Town Center, Suite 530, Southfield, Michigan 48705.

         (c) Questor Partners and Questor SBS were formed to acquire interests in, among others, non-core business units,

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underperforming  companies and other special  situations.  Thus, they acquired a controlling portion in Ryder TRS, Inc., a Delaware corporation ("Ryder"). The securities of Budget were acquired upon disposition of the Ryder investment. The sole business of QGP is to act as the general partner of Questor Partners. The sole business of QP is to act as the general partner of QGP and Questor SBS.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, general partners, shareholders or members referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


     (e) None of the Reporting Persons nor, to the best of their knowledge, any of the directors, executive officers, general partners, shareholders or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the individuals referred to in paragraph (a) above is a United States citizen.

Item 3. Source and Amount of Funds or  Other  Consideration.

     On June 19, 1998, Questor Partners acquired 1,660,749 shares of Budget Common Stock and Questor SBS acquired 119,143 shares of

Budget Common Stock pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 4, 1998, as amended on March 16, 1998 and June 19, 1998, among Ryder, Budget, BDG Corporation ("BDG"), a Delaware corporation and a wholly-owned subsidiary of Budget, Questor Partners, Questor SBS and Madison Dearborn Capital Partners, L.P., a copy of which is filed as Exhibit 1 hereto and incorporated by reference herein.

         Questor Partners and Questor SBS acquired such shares of Budget Common Stock and received cash consideration from Budget in exchange for Questor Partners' 62,433 shares of common stock, par value $0.01 per share, of Ryder ("Ryder Common Stock") and Questor SBS' 4,479 shares of Ryder Common Stock.

Item 4.  Purpose of Transaction.

         On March 4, 1998, Ryder entered into the Merger Agreement with Budget and BDG pursuant to which the shareholders of Ryder received approximately $125,000,000 in cash, 3,455,219 shares of Budget Common Stock, and warrants (the "Warrants") to purchase initially 1,000,000 shares of Budget Common Stock following the 20-month anniversary of the closing date ("Closing Date") of the merger of Ryder with and into BDG (the "Merger") in exchange for the delivery and surrender of the shares of Ryder Common Stock. Since the exercise price of the Warrants and the number of shares of Budget Common Stock to be received upon exercise will be determined on the 20-month anniversary of the Closing Date, the Warrants are not exercisable prior to such 20-month anniversary. In addition, the shareholders of Ryder received the right to participate in contingent additional consideration upon satisfaction of certain conditions if the market price of the shares of Budget Common Stock declines below $32.9955 per share following the Closing Date. The contingent additional consideration will be calculated on the 12-month anniversary of the Closing Date and on the 20-month anniversary of the Closing Date and will be payable by Budget, at its option, either in cash or in additional shares of Budget Common Stock. The Closing Date occurred and the Merger was consummated on June 19, 1998.

         Pursuant to the Merger Agreement, Questor Partners and Questor SBS have the right to name one person (the "Director") to be nominated to the Board of Directors of Budget (the "Budget Board"). Should such right be exercised, such Director will be selected by Questor Partners and Questor SBS and will be Mr. Alix, Mr. Shields or Henry L. Drucker, a Managing Director of the Questor Entities. If Questor Partners and Questor SBS exercise their right to have a Director on the Budget Board, the Budget Board would be required to use its commercially reasonable efforts to continue to cause such Director to be elected to the Budget Board until the earliest to occur of (a) the third anniversary of the Closing Date, (b) the disposition by Questor Partners and Questor SBS of 75% of the shares of Budget Common Stock acquired by them in the Merger, or (c) the acquisition by Questor Partners and Questor SBS of a controlling interest in certain entities.

         Notwithstanding the foregoing, the Reporting Persons intend to hold the shares of Budget Common Stock received in the Merger for investment purposes only. Questor Partners and Questor SBS from time to time intend to review their investment in Budget on the basis of various factors, including Budget's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Budget's securities in particular, as well as other developments and other investment opportunities.

         Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

         Each of the Reporting Persons reserves the right to acquire, or cause to be acquired, additional securities of Budget, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding Budget or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

         All foregoing descriptions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement which is incorporated by reference to Exhibit 1 attached hereto.

Item 5.  Interest in Securities of the Issuer.

         (a) On the date of this Statement, (i) Questor Partners beneficially owns and has sole voting and dispositive power of 1,660,749 shares of Budget Common Stock, representing 5.7% of the issued and outstanding shares of Budget Common Stock, and (ii) Questor SBS beneficially owns and has sole voting and dispositive power of 119,143 shares of Budget Common Stock, representing 0.4% of the issued and outstanding shares of Budget Common Stock. The foregoing percentage calculations are based on 29,201,080 shares of Budget Common Stock being outstanding equal to the sum of (i) 25,745,861 shares of Budget Common Stock being outstanding as of May 11, 1998 as reported in Budget's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and (ii) 3,455,219 shares of Budget Common Stock issued in the Merger on June 19, 1998. Except for Questor Partners and Questor SBS, to the best of the Reporting Persons' knowledge, none of the other persons named in Item 2 above own any interests in the shares of Budget Common Stock.

         (b) The number of shares of Budget Common Stock with respect to which Questor Partners and Questor SBS (i) have sole voting power, (ii) share voting power, (iii) have sole dispositive power, (iv) share dispositive power, are listed in the responses to Items 7, 8, 9, and 10, respectively, on the cover pages filed herewith, and such responses are incorporated by reference herein.

         (c) Except as described in this Statement on Schedule 13D, none of Questor Partners, Questor SBS or any party referred to above, has acquired or disposed of, or entered into any other transaction with respect to, any shares of Budget Common Stock during the past 60 days.

         (d)      None.

         (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

         Pursuant to Rule 13d-1(f) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which agreement is attached hereto as Exhibit 2.

         The information set forth in Item 4 above is incorporated herein by reference.

         Except as described herein and by reference to Item 4 above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of Budget.

         By virtue of the relationships among the Reporting Persons described in
Item 2, the Reporting Persons may be deemed to be a "group" under the Federal securities laws.

Item 7.  Material to be Filed as Exhibits.

         1. The Agreement and Plan of Merger, dated as of March 4, 1998, as amended on March 16, 1998 and June 19, 1998, among Ryder TRS, Inc., Budget Group, Inc., BDG Corporation and certain other parties.

         2. Joint Filing Agreement, dated as of June 29, 1998, by and between the Reporting Persons.

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                                   SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  June 29, 1998                   QUESTOR PARTNERS FUND, L.P.

                                        By: Questor General Partner, L.P.,
                                            its General Partner

                                        By: Questor Principals, Inc.
                                            its General Partner


                                        By: /s/ Robert E. Shields
                                            ------------------------------------
                                            Robert E. Shields
                                            Managing Director



Dated:  June 29, 1998                   QUESTOR SIDE-BY-SIDE PARTNERS, L.P.

                                        By: Questor Principals, Inc.
                                            its General Partner


                                        By: /s/ Robert E. Shields
                                            ------------------------------------
                                            Robert E. Shields
                                            Managing Director

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                                INDEX TO EXHIBITS
                                -----------------



Document                                                            Exhibit No.
--------                                                            -----------

The Agreement and Plan of Merger, dated as of March 4, 1998,             1
as amended on March 16, 1998 and June 19, 1998, among Ryder
TRS, Inc., Budget Group, Inc., BDG Corporation and certain other parties.

Joint Filing Agreement, dated as of June 29, 1998, by and                2
between the Reporting Persons.